News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 3, 2023

Seabridge Gold's Iskut 2023 Drill Program to Focus on Copper-Gold

Porphyry Discoveries and Resource Expansion

Last year SBS-22-05 intersected 174 meters of 0.86 gpT gold and 0.34% copper in newly discovered Bronson Pipe

Toronto, Canada...Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that planning is well advanced for an extensive 2023 drill program at its 100% owned Iskut property in Northwestern B. C.'s Golden Triangle.  The work program is designed to test for deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource.  Three helicopter-portable core drills have been reserved for this program that anticipates completion of 12 to 15 drill holes exceeding 12,000 meters of core.

Seabridge Chairman and CEO Rudi Fronk commented: "Last year we discovered a major quartz-magnetite breccia pipe beneath the Bronson Slope copper-gold deposit. The pipe sits within a district-scale structural trend that localizes all of Iskut's porphyry-style targets. The well-mineralized Bronson pipe is persuasive evidence of a large copper-gold porphyry source below last year's drilling. The structural trend hosting this pipe has two more similar porphyry targets meriting aggressive drill testing. As a byproduct of this effort, we expect to expand the Bronson Slope mineral resource."

Regional geophysical surveys and surface geology continue to confirm a district scale structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the observed mineral systems at Iskut are interpreted as high-level expressions of Cu-Au porphyry features along this regional trend. Snip North is being investigated with an MT survey and deeper drilling this year over an area where 32 shallow diamond core holes drilled by previous operators encountered pervasive sericite-pyrite alteration and Cu-Au geochemical anomalies in sedimentary rocks.

At Bronson, drilling will continue below the Bronson Slope resource following a steeply plunging quartz-magnetite breccia pipe with clear indications it is sourced from hydrothermal eruptions out of an intrusion. The copper and gold concentrations within and on the margins of this pipe are evidence the source intrusion could host a significant mineral system. At Quartz Rise ongoing work has refined drill targets for the intrusive source of an extensive lithocap discovered at this target.

Results from drilling in 2022 identified copper and gold grades in sedimentary rocks outside of the 187Mt Bronson mineral resource. Resource expansion potential may extend as far as 1.2 kilometers southeast along strike, connecting to historical drilling that encountered numerous high-grade intersections. Magnetic surveys in that area indicate a separate intrusive feature is present under this area which may be another porphyry source. Drill testing the Bronson Slope breccia pipe will require drilling outside the limits of the resource and these results will be incorporated into the resource estimate.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes blank, duplicate and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" that the Issuer reports are or will be economically or legally mineable.  Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the drill program completing 12 to 15 drill holes exceeding 12,000 meters of core; (ii) the expectation that the drill program will increase the Bronson Slope mineral resource and the potential to expand the mineral resource to targets 12,000 meters along strike; (iii) the observed mineral systems at Iskut being interpreted as high-level expressions of Cu-Au porphyry features along the district scale structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets; (iv) the copper and gold concentrations intersected within and on the margins of the quartz-magnetite breccia pipe being evidence the source intrusion could host a significant mineral system; (v) magnetic surveys indicating a separate intrusive feature is present under another target which may be another porphyry source; and (vi) the resource estimate in respect of the Iskut Project.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the identified regional trend not being indicative of the presence of multiple porphyry deposits; (iii) the assumed presence of and continuity of metals at the Project between drill holes, including at grades estimated in the mineral resource estimate and the other assumptions underlying the resource estimate; and (iv) the availability of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com